

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2026

Trevor Burgess
Chief Executive Officer
Neptune Insurance Holdings Inc.
400 6th Street S, Suite 2
St. Petersburg, FL 33701

> **Re: Neptune Insurance Holdings Inc.**
> **Draft Registration on Form S-1**
> **Submitted April 29, 2026**
> **CIK No. 0002067129**

Dear Trevor Burgess:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Arzonetti at 202-551-8819 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Mushkin